                                                Filed by IMS Health Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING IS A SLIDE SHOW PRESENTATION GIVEN BY IMS HEALTH INCORPORATED ON MARCH 30, 2000:

SLIDE 1

IMS HEALTH [logo]                                         [logo] TRIZETTO

SLIDE 2


ANNOUNCING

The Global Leader in eHealthcare

A merger of


IMS HEALTH [logo]                                         [logo]TRIZETTO


SLIDE 3

IMS HEALTH [logo]                                         [logo] TRIZETTO
Victoria R. Fash                                 Jeffrey H. Margolis
Chief Executive Officer                          Chief Executive Officer
IMS HEALTH                                       TRIZETTO

                       Robert E. Weissman
                       Chairman
                       IMS HEALTH


SLIDE 4

LEVERAGING OUR EXPERTISE

[triangle] Providers                             [triangle] Pharma
                         [triangle] Payors

IMS HEALTH [logo]                                [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 5

THE DEAL PREMISE

Two Strong and Unique Companies:

Trizetto is the leading Healthcare ASP ...but there is greater opportunity

IMS Health is the leading pharmaceutical information company ...but there is greater value to the information


IMS HEALTH [logo]                                [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 6

93% of Global Pharma Data

100+ Countries                          2,500 Customers

                                        100% of Blue Chip Pharma

250,000 Data Collection Points

                        9.5M Internet Enabled Payor Lives

24 Terabytes of information

     30 Leading Independent Application Vendors

Operating Software supporting 70M Payor Lives

IMS HEALTH [logo]                                [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 7

OUR ADDRESSABLE MARKET

[top side of cube]

PAYORS
PROVIDERS
PHARMA

[left side of cube]

INFORMATION ACCESS & REPORTING
PRIMARY APPLICATIONS & SERVICES
CONNECTIVITY INFRASTRUCTURE

[right side of cube]

B2B PORTAL

SYNERGY PRODUCTS

ASP

IMS HEALTH [logo]                                [logo] TRIZETTO
                                                       enabling health ebusiness

SLIDE 8

HOW WE GET BETTER

                       IMS          Trizetto            Result

Domain Expertise       Pharma       Payor, Provider     Pharma Payor
                                                        Provider

Geographic Presence    Global       National            Global

Application Services   Pharma,      Payor, Provider     Pharma Payor
                       Payor                            Provider

Internet Portal        Global B2B   National B2B        Global B2B

Information Context    Pharma       Payor, Provider     Pharma Payor
                                                        Provider


IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 9

QUESTIONS ABOUT THE DEAL

Why are we merging?

Why the complex structure?

Why the RX tracker?

Who will be running this company?

What are the numbers?

Why should I remain an investor in either/both?

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 10

WHY ARE WE MERGING?

MERGER RATIONALE - TZIX

oASP acceleration

-Access to Pharma
-Globalize HealthWeb and ASP

MERGER RATIONALE - IMS HEALTH

-Technology Leverage
-HealthWeb
-People

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 11

WHY ARE WE MERGING?

COMMON MERGER SYNERGIES

oBuy vs. Build
oMarket expansion
oSpeed to Market

oMaximize Asset and Resource Leverage

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 12

TRANSACTION STRUCTURE

         [in box] IMS HEALTH                              [in box] Trizetto

[in box] Strategic                      The
         Technologies                   Trizetto
                                        Group

                            RX                      TZIX

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 13

TRANSACTION STRUCTURE

[in box]      The
              Trizetto
              Group

[in box] RX                [in box] TZIX          [in box] ST

IMS                                 Trizetto               ST
CTS                                 ERISCO

IMS HEALTH [logo]                               [logo] Trizetto
                                                       enabling health ebusiness


SLIDE 14

              RX & TZIX
              equity profile

[in box] RX                    [in box] TZIX

EPS Multiple                            Revenue Multiple
Revenue Growth Mid-teens                High Revenue Growth
Operating Margins 30%+                  Losses '00/Profit '01
Strong Positive Cash Flow                        Cash Consumption
Modest Debt                             No Debt

IMS HEALTH [logo]                      [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 15

TRANSACTION STRUCTURE RATIONALE

-PRESERVES DISTINCT EQUITY PROFILES
-ENABLES COMMON MANAGEMENT OF RESOURCES

-PROVIDES INVESTORS CHOICE
-SOLVES BLENDED MULTIPLE ISSUE
-UNLOCKS HIDDEN VALUE

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 16

REVENUE SYNERGIES - ASP

- ERISCO on ASP
- ASP in Pharma
- Global ASP


IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 17

REVENUE SYNERGIES - INTERNET

NEW INFORMATION PRODUCTS

- Medical
- Promotion
- Launch
- Provider

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness

SLIDE 18

COST SAVING SYNERGIES

$20 - 50M Annualized by Year 3

- Technology

- Infrastructure

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness

SLIDE 19

                           IMS PROJECTIONS (UNAUDITED)

                                   $ millions

                            1999           2000               2001              2002                2003
                         -----------    -----------        -----------       -----------        -----------
PRO FORMA
---------

REVENUE                     1,073       1,222-1,245        1,393-1,444       1,588-1,675        1,810-1,943

NET INCOME                    235           277-282            327-338           386-406            455-487



IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 20

FINANCIAL IMPACT - IMS HEALTH

- GROWTH & PROFIT PROFILE CONSISTENT
- IMPROVES MARGINS & CASH FLOW
- SYNERGIES ADDITIVE

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 21

                          TZIX PROJECTIONS (UNAUDITED)
                                   $ millions

                  1999         1999           1999        2000                2001                 2002                 2003
                  TZIX         ERISCO         TOTAL       TOTAL               TOTAL                TOTAL                TOTAL
                  ----         ------         -----       -----               -----                -----                -----
BASELINE
   REVENUE        $33          $48            $81         $110-$120           $160-$170            $210-$220            $280-$290
   EBITDA         (4)          13             9           0-5                 10-15                41-46                62-67

SYNERGIES
   REVENUE        ---          ---            ---         $10                 $30                  $55                  $85
   EBITDA         ---          ---            ---         (30)                (5)                  14                   23

TOTAL
   REVENUE        $33          $48            $81         $120-$130           $190-$200            $265-$275            $365-$375
   EBITDA         (4)          13             9           (25)-(30)           15-20                55-60                85-90

IMS HEALTH [logo]                             [Logo]   TRIZETTO
                                                       enabling health ebusiness

SLIDE 22

FINANCIAL IMPACT - TRIZETTO

- DOUBLES REVENUE BASE
- ACCELERATES RAPID ASP TOP-LINE GROWTH
- HIGHER PROFITABILITY 2001
- SYNERGIES ADDITIVE

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 23

INCREMENTAL REVENUE TOTAL $314

              2000-2003

[Chart of Cost Synergy Upside $20-50M for estimated 2000-2003]


SLIDE 24

                        WHO WILL BE RUNNING THE COMPANY?

                           One Company - Two Equities

                           Joint Board Representation

                            Focused Management Power


IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 25

Value to
IMS HEALTH Investors

Internet Play                           Couples Solid RX Equity
                                           with Exciting TZIX Profile

     Unlocks Hidden Value

Accelerates Internet Conversion

     Broadens Market Opportunity

Sustains Competitive Leadership

IMS HEALTH [logo]                               [logo] TRIZETTO
                                                       enabling health ebusiness


SLIDE 26

Value to
Trizetto Investors


Accelerates ASP Revenue Growth

                       Increases Profitability

Global Expansion

                            Pharma Entry

   Cash Infusion


IMS HEALTH [logo]                              [logo]  TRIZETTO
                                                       enabling health ebusiness


SLIDE 27

The global leader in eHealthcare

IMS HEALHT [logo]                             [logo] TRIZETTO
                                                     enabling health ebusinesssm


IMS HEALTH [logo]                             [logo] TRIZETTO
                                                       enabling health ebusiness

THIS RELEASE MAY CONTAIN FORWARD-LOOKING INFORMATION (STATEMENTS THAT ARE NOT HISTORICAL FACTS AND RELATE TO FUTURE PERFORMANCE) THAT INVOLVES RISKS AND UNCERTAINTIES. THE FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT FUTURE NET REVENUES, PROFITS, AND FINANCIAL RESULTS, THE MARKET FOR TRIZETTO'S SERVICES, FUTURE SERVICE OFFERINGS, CLIENT AND PARTNER RELATIONSHIPS, AND TRIZETTO'S OPERATIONAL CAPABILITIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY FORWARD-LOOKING STATEMENTS BASED ON A NUMBER OF FACTORS, INCLUDING THE EFFECTIVENESS OF TRIZETTO'S IMPLEMENTATION OF ITS BUSINESS PLAN, THE MARKET'S ACCEPTANCE OF TRIZETTO'S SERVICES, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, RELIANCE ON THIRD PARTIES TO SUPPLY KEY COMPONENTS OF TRIZETTO'S SERVICES, ATTRACTION AND RETENTION OF EMPLOYEES, VARIABILITY OF QUARTERLY OPERATING RESULTS, INCLUDING THE EFFECTS OF THE CLIENT PURCHASING PATTERNS DUE TO YEAR 2000 ISSUES, COMPETITIVE FACTORS, RISKS ASSOCIATED WITH ACQUISITIONS, CHANGES IN DEMAND FOR THIRD PARTY PRODUCTS OR SOLUTIONS, WHICH FORM THE BASIS OF TRIZETTO'S SERVICE OFFERINGS, AND RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY, AS WELL AS THE RISKS IDENTIFIED IN TRIZETTO'S SEC FILINGS, INCLUDING INFORMATION UNDER THE HEADING OF RISK FACTORS IN ITS FORM S-1 FILED IN OCTOBER 1999.

THIS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH BELIEVES THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OF IMS HEALTH TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, AND (V) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANY CAN BE FOUND IN FILINGS OF THE COMPANY MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA

92660, attention: Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.